Exhibit 99.(a)(14)
Excerpts from David Brennan’s presentation transcript:

Slide – Strengthening the Pipeline
THAT IS WHY STRENGTHENING THE NEW PRODUCT PIPELINE IS THE NUMBER ONE PRIORITY FOR THIS ORGANIZATION.
THERE ARE 3 LYNCHPINS IN OUR STRATEGY TO STRENGTHEN THE PIPELINE:
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FIRST, IMPROVE THE PRODUCTIVITY OF OUR OWN IN-HOUSE DISCOVERY AND DEVELOPMENT EFFORTS.
IN 2005 OUR DISCOVERY ORGANIZATION AGAIN INCREASED ITS OUTPUT, WITH 25 CANDIDATE DRUGS SELECTED FOR DEVELOPMENT. BUT WE MUST BECOME EVEN MORE PRODUCTIVE. THAT IS WHY WE CONTINUE TO SET AMBITIOUS TARGETS FOR

INCREASED CD NOMINATIONS, SHORTER TIMELINES UNTIL FIRST HUMAN EXPOSURE, AND IMPROVED EARLY ATTRITION RATES.
FOR DEVELOPMENT, WE HAVE RIGOROUSLY EXAMINED ALL FACETS OF OUR DEVELOPMENT PROCESSES,
INFORMED BY THOROUGH BENCHMARKING AGAINST BEST-IN CLASS INDUSTRY NORMS.
WE WILL REINFORCE THOSE PRACTICES WHERE WE ARE ALREADY TOP TIER, AND WE HAVE ACTION PLANS AND ACCOUNTABILITIES TO ADDRESS THOSE WHERE WE FALL SHORT.
AND WE ARE ENFORCING HIGH STANDARDS FOR QUALITY: IN THE MOLECULES THEMSELVES...AND IN PROGRAMME DESIGN, RISK MANAGEMENT, DECISION MAKING, AND SPEED OF EXECUTION.
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SECOND, WE WILL CONTINUE TO INCREASE THE PACE WITH WHICH WE EVALUATE AND ULTIMATELY ACQUIRE PROMISING PROJECTS FROM EXTERNAL SOURCES.
THIS IS NOT JUST A SHORT-TERM STOP-GAP TO BACKFILL THE PIPELINE.
IT REPRESENTS AN IMPORTANT CHANGE IN MIND SET.
WE ARE MAKING A LONG TERM COMMITMENT TO ESCALATE OUR ACCESS TO THE WORLD OF SCIENTIFIC INNOVATION THAT RESIDES OUTSIDE THE WALLS OF ASTRAZENECA.
WE HAVE MADE TANGIBLE PROGRESS ON THIS FRONT OVER THE LAST FEW MONTHS, WITH SEVERAL TRANSACTIONS ALREADY ANNOUNCED. MORE ON THOSE FROM JOHN IN A FEW MINUTES.
TIMINGS ON DEALS SUCH AS THESE ARE SOMEWHAT UNPREDICTABLE...
BUT THERE IS NOTHING UNCERTAIN ABOUT OUR DETERMINATION AND INTENT...

WE WILL CONTINUE TO AGGRESSIVELY PURSUE EXTERNAL OPPORTUNITIES. BUT ALSO, BE ASSURED, THAT WE WILL DO SO WITH SCIENTIFIC AND ANALYTICAL RIGOR, AND FINANCIAL DISCIPLINE.
LAST YEAR, WE SIGNIFICANTLY STEPPED UP OUR THROUGHPUT ON THE NUMBER OF LICENSING OPPORTUNITIES WE SUBJECTED TO SCREENING, EVALUATION, DUE DILIGENCE AND DIRECT NEGOTIATIONS...
...BUT WE CAN STILL DO MORE.
I BELIEVE IN PUTTING OUR BEST PEOPLE BEHIND HIGH PRIORITY PROJECTS, AND ONE RECENT CHANGE IS A GOOD EXAMPLE OF THIS.
WE HAVE CREATED A NEW STRATEGIC PLANNING, LICENSING AND BUSINESS DEVELOPMENT ORGANIZATION, REPORTING DIRECTLY TO OUR CHIEF FINANCIAL OFFICER, JON SYMONDS.
IT IS HEADED BY ONE OF OUR MOST TALENTED SENIOR EXECUTIVES, JOHN GODDARD, WHO WAS A KEY MEMBER OF MY EXECUTIVE TEAM WHEN I RAN THE NORTH AMERICAN BUSINESS.
JOHN WILL HAVE THE SUPPORT AND THE RESOURCES TO CONTINUE TO STRENGTHEN OUR LICENSING AND BUSINESS DEVELOPMENT CAPABILITIES.
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THE THIRD INITIATIVE FOR STRENGTHENING THE PIPELINE IS OUR RECENTLY ANNOUNCED OFFER TO ACQUIRE CAMBRIDGE ANTIBODY TECHNOLOGY.
BIOLOGICAL MOLECULES, DURING THE LAST FEW YEARS, HAVE BEEN THE FASTEST GROWING SEGMENT OF THE PHARMACEUTICALS MARKET.
WHILE ASTRAZENECA’S SCIENCE BASE ALREADY POSSESSES SOME DISCOVERY AND DEVELOPMENT CAPABILITIES FOR NEW BIOLOGICAL MEDICINES, OUR HISTORIC STRENGTH HAS BEEN CENTERED ON SMALL MOLECULES.
WE NEED TO STRENGTHEN OUR CAPACITY TO ATTACK NEW DISEASE TARGETS WITH SMALL MOLECULES AND BIOLOGICALS IN AN INTEGRATED FASHION, ACROSS ALL OUR THERAPY AREAS.

WITH OUR OFFER FOR CAT AS A START, OUR AIM IS TO ESTABLISH ASTRAZENECA AS A MAJOR INTERNATIONAL PRESENCE IN THE RESEARCH AND DEVELOPMENT OF BIOLOGICAL THERAPEUTICS.
WE EXPECT THAT FROM 2010 ONWARDS 1 OF 4 ASTRAZENECA MOLECULES IN FULL DEVELOPMENT WILL BE BIOLOGICALS.
SO, OUR STRATEGY FOR STRENGTHENING THE FLOW OF NEW PRODUCTS IS CLEAR, AND I BELIEVE WE ARE MAKING GOOD PROGRESS ON ALL THREE ELEMENTS OF THAT STRATEGY.
AND SO, WHAT ABOUT THE BUSINESS MOMENTUM?

Excerpts from John Patterson’s presentation transcript:

Slide 1
I am pleased to be able to tell you that, in addition to the Atherogenics, Targacept and Protherics in-licensing deals announced at the year end, we now have [build] Abraxane and today we acquired a short acting anaesthetic, 3043, which we believe has preclinical properties that differentiate it from Diprivan. [build]
Our Kudos acquisition brought with it a new approach to anti-cancer medicines and 3 clinical projects and of course, there is Cambridge Antibody Technology, which also comes with CAT354 in Asthma and two early leukaemia products.
We have clearly demonstrated our appetite and capacity to find and acquire external opportunities to fulfil our tactical and strategic goals.

Slide 2
Our long Term Objective is to deliver more new medicines from a transformed R&D. We will do this through focussing on biomarkers and imaging, the addition of biologicals such as human monoclonal antibodies and other large molecules and investment in emerging markets. We will continue to look for external sources of competitive science and this year to date we have already signed 78 Technology Alliances.

Slide 3
Our offer to acquire the whole of CaT gives us greater access to their world-class scientists and the ability to use and develop their proprietary phage and ribosome technologies in perpetuity and across all our therapeutic areas. During our alliance, over the last 18 months, we have demonstrated that the two organisations have complementary skills. I am confident that, when applied jointly these will lead to a significant increase in the number of potential new medicines. It also gives us an entrée beyond monoclonal antibodies to optimised peptides, proteins and protein fragments.
Slide 4
We intend to develop a biologicals capability centred on Cambridge but including all of our biologicals portfolio and a number of existing and future assets such as the pilot plant we already have in Sweden.
There have been some questions concerning our target of 1 in 4 AstraZeneca molecules in full development from 2010 being biologicals. Let me show you

Slide 5
how we get there. We have looked at the biologicals output from our collaborations with Abgenix, CaT and other sources. We have compared the attrition rates between small molecules and biologicals and the speed with which biologicals can go through pre-clinical and early development. Taking full development as meaning late Phase II and taking today’s numbers as an example, [build] then 4 or 5 biologicals per annum entering development in 2007 and beyond would allow us to achieve this objective.
Prior to the CAT purchase, we had three biological molecules in our pre-clinical pipeline. Following completion of the purchase, and including CytoFab, we will have, in addition, four large molecules in clinical development plus two others in joint ventures.
I believe that with CaT at its centre, we have the right people and the right technologies to build a world class biologicals capability within AstraZeneca whilst retaining the strong focus and entrepreneurial spirit of the CaT organisation.

Excerpts from Jon Symonds’ presentation transcript:
SLIDE
So how are we thinking about externalisation? As John has already said it covers two dimensions:
• Firstly the need to address the current pipeline shape, but also
• To create a mindset whereby we are open to seek to access the best scientific and market opportunities by combining the best we have to offer inside the company with that from the outside world of science.
So it follows that we are seeking a balance of opportunities with returns over the short, medium and longer term across the following areas:
• US: which takes the bulk of the potential risk to generic competition
• Biologicals
• the early portfolio
• and selected Geographic expansion
And as you can see here we have found opportunities which span each of these categories without committing huge amounts of capital with Abraxane and AGI-1067 firmly focussed at the near term while CAT is positioned as the foundation of our biological strategy which will not demonstrate returns until well into the next decade.
We will continue to explore the potential to add strength to our product pipeline and our scientific capabilities. We think the pattern of deals we have shown over the last six months or so is the right one rather than seeking deals of a scale that would significantly change the shape of AstraZeneca.
That said, our desire to build a significant biologicals capability is a strong one and while Cambridge Antibody Technology provides an important first step there is clearly a long way to go before biologicals becomes a major contributor to our bottom line.

Excerpts from Rodger McMillan’s presentation transcript:

SLIDE 2
The early stage pipeline has increased diversity in several ways. Our mature products were all inhaled small molecule respiratory products discovered in house. In contrast the early pipeline has respiratory and rheumatology compounds, with oral, inhaled and parenteral administration. A larger proportion of the portfolio is from our key alliances and, via our CAT alliance, we’ve interests in biologicals as well as small molecules.
SLIDE 3
I’ll now want to talk about work with CAT. You will appreciate that I can’t discuss the proposed acquisition, which is at the open offer stage but I’ll give an update of our current alliance.
So why did we start this alliance in the first place? Very simply.... we were impressed by their exploitation of their very strong base in display technologies. In recent years they have evolved from technology to products and in our early discussions it became clear that CAT’s scientific and clinical goals were closely aligned with ours. But could we work together to deliver projects?

SLIDE 4
Based on our experience since starting the alliance in December 2004 the answer is an emphatic “yes” This slide shows the portfolio at the start of the alliance: only 1 project, which we had adopted from the CAT portfolio.
SLIDE 5
Within 6 months we had met our first major target of 5 simultaneous antibody projects in the isolation and optimisation phases. Together with the adopted target we were already running a bigger portfolio than we had envisaged for the first year.
SLIDE 6
Moving on to this year and you can see that the portfolio has grown further and also that the 2 most advanced projects have progressed to final phase of discovery. We’re on target for the original goal of delivering candidate drugs in 2007. Indeed we may be able to deliver the first of these by the end of 2006
SLIDE 7
I’ve described some very impressive progress. All of the first year portfolio targets were met or exceeded and as a result we know we can work together with our CAT colleagues to deliver projects.
During the second year of the alliance the portfolio has not only expanded but has also diversified to include projects in Neuroscience and Oncology.
In addition we’ve developed a very strong alliance culture with joint teams building on the complementary skills from the 2 companies.
Overall the alliance is delivering everything that was promised BUILD ....a truly great start.

SLIDE 8
So to summarise my talk, Symbicort continues to show strong sales growth and I’ve updated you with new clinical data that support our Symbicort SMART filing and differentiate Symbicort from Seretide. My overall regulatory message on filings was “on track”.
The early development portfolio has built up from good Discovery productivity and is now progressing to a larger range of phase II opportunities, ass illustrated with COPD examples. Our goal is to drive this to late stage opportunities and we are scaling up to test at least 4 new mechanisms per year in humans.
An important part of this goal will be delivery from our alliance with CAT, which is on track to deliver our target of at least two new monoclonal antibodies for human testing per year. We move with optimism and excitement to the next stage of our relationship with CAT as described by John in his introduction.